May 12, 2005

Via U.S. mail and facsimile 888.329.2995

Greg Smith, Esq.
Skadden, Arps, Slate, Meagher & Flom
525 University Avenue, Suite 1100
Palo Alto, CA  94301

      Re:	BioMarin Pharmaceutical, Inc.
		Preliminary Proxy Statement on Schedule 14A
      	Filed May 2, 2005
		File No. 0-26727

Dear Mr. Smith,

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 14A

General

1. As discussed by telephone, Edgar does not, at present, reflect the receipt of a filing made in connection with a solicitation in opposition. Please contact Ms. Teresa Brach in the Office of Edgar and Information Analysis by facsimile at 202.772.9216 to Request guidance on changing the errant PRE_14A header tag to the appropriate PREC14A header tag. If BioMarin is successful in its request to correct the Edgar header tag filing oversight, the next Edgar header tag used by BioMarin on a proxy statement should be PRER14A.

2. We note BioMarin expects to pay approximately $150,000 to Morrow & Co. Notwithstanding this disclosure, please direct the staff to the disclosure BioMarin has provided in its Schedule 14A to comply with Item 4(b) of Schedule 14A, or provide comprehensive revisions in the next amendment.

Quorum; Abstentions; Broker Non-Votes

3. Now that a solicitation in opposition has been filed on EDGAR, advise us, with a view toward disclosure, what consideration
BioMarin has given to disclosing whether or not brokers will have discretion to vote securities for which they have not received instructions. In addition, to the extent brokers do retain discretion to vote the securities they hold on behalf of beneficial holders, advise us, with a view toward revised disclosure, what consideration has been given to disclosing the date by when brokers must receive instructions in order to have the votes reflect security holder selections.

4. Please confirm that BioMarin does not reserve the right, and otherwise does not intend, to adjourn the meeting for the purpose of soliciting additional proxies.

Solicitation of Proxies

5. We note that proxies may be solicited by telephone, facsimile and by email. We remind you to file, on the date of first use, all written soliciting materials under the cover of Schedule 14A.
Refer to Rules 14a-6(b) and 14a-12. Please confirm your understanding on a supplemental basis. Also confirm, if true, that proxies will not be solicited via the internet, such as internet chat rooms or postings on web sites.

6. Advise us whether not proxies may be voted by telephone. If proxies may be voted by telephone, provide us with a legal analysis as to whether Nasdaq rules permit the voting of proxies by phone and, if applicable, the internet, in contested matters in which a counter solicitation is being undertaken.

Possible Dissident Shareholder Solicitation

7. In view of the fact a solicitation in opposition has been filed, it appears that the title to this section should be amended. In addition, disclose the basis for the assertion that, "A change of control will occur if at any time at least a majority of the Company`s directors are not a majority of the existing Board or nominated by a majority of the existing Board." For example, revise to indicate whether or not "change of control" is expressly defined in the indenture, and, if not, whether the representation above is BioMarin`s interpretation based upon an opinion of counsel.

Annex A

8. Instruction 3(a)(ii) to Item 4 of Schedule 14A plainly states that directors of the registrant are participants. Delete the "may be deemed" language found in the opening paragraphs to this section.

Closing Comments

      Please file a revised proxy statement in response to these comments. In addition, provide a letter keying your responses to the comments, and provide any requested supplemental information.
If you believe complying with these comments is not appropriate, tell us why in your letter. The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the Exchange Act file number. We may have comments after reviewing revised materials and your responses.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions to me at 202.551.3266. You may also contact us by facsimile at 202.772.9203. Direct all correspondence to the following ZIP code: 20549-0303.

Sincerely,


Nicholas P. Panos
Special Counsel
Office of Mergers and Acquisitions